K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

February 25, 2013

VIA EDGAR

Mr. Chad Eskildsen

John Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	LKCM Funds (File No. 333-186318)

Responses to Comments on the Registration Statement on Form N-14

Dear Messrs. Eskildsen and Ganley:

The following are responses to the comments that we received from you (“Staff”) by telephone on February 8, 2013, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (“Registration Statement”) for LKCM Funds (“Registrant”) that was filed with the Securities and Exchange Commission (“SEC”) on January 31, 2013. The Registrant has considered your comments and has authorized us to make the responses and changes to the Registration Statement discussed below on its behalf. These changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”), which will be filed with the SEC on or about March 1, 2013. As discussed with the Staff, the Registrant will respectively request acceleration of the effective date of Pre-Effective Amendment No. 2. All changes will be conformed throughout Pre-Effective Amendment No. 2 where applicable. For ease of reference, we have included your comments below followed by our responses.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1.

Pursuant to Rule 488 under the Securities Act of 1933, the Registration Statement will become effective automatically on or about March 2, 2013. At that time, the financial statements included in the semi-annual report for the LKCM Equity Fund and the annual report for Armstrong Funds, Inc. (“Armstrong”) will be more than 245 days

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February 25, 2013

old. Please confirm that the Registrant will incorporate by reference in Pre-Effective Amendment No. 2 audited financial statements for the LKCM Equity Fund and unaudited financial statements for Armstrong for the fiscal period ended December 31, 2012.

Response: The Registrant and Armstrong intend to file with the SEC their annual and semi-annual reports on Form N-CSR, respectively, prior to the effectiveness of the Registration Statement. The Registrant will incorporate by reference in the Prospectus/Proxy Statement and Statement of Additional Information included in Pre-Effective Amendment No. 2 the Registrant’s annual report, which will include audited financial statements for the LKCM Equity Fund, and Armstrong’s semi-annual report, which will include unaudited financial statements for Armstrong, for the period ended December 31, 2012.

2.	Please include in the Registration Statement disclosure stating that the requirements of Section 15(f) of the Investment Company Act of 1940 (“1940 Act”) will be satisfied or supplementally provide an analysis discussing why Section 15(f) does not apply.

Section 15(f) of the Investment Company Act of 1940, as amended (“1940 Act”) is a non-exclusive safe harbor that insulates an investment adviser to an investment company from liability for breach of a fiduciary duty in connection with the sale of the adviser’s business for profit, provided that two conditions are satisfied.1 Section 15(f) states that an investment adviser or an affiliated person may “receive any amount or benefit in connection with the sale of securities of, or sale of another interest in, such investment adviser . . . which results in an assignment of an advisory contract” with an investment company, provided that (1) for a period of three years after the transaction, at least 75% of the investment company’s board is comprised of non-interested trustees; and (2) no unfair burden is placed on the company as a result of the transaction.2

Section 15(f) was added to the 1940 Act by Congress in response to the U.S. Court of Appeals for the Second Circuit decision in Rosenfeld v. Black,3 which held that profits realized by an investment adviser to a mutual fund upon the sale of its business potentially were recoverable by the fund. The legislative history of Section 15(f) indicates that this provision was intended to “clarify the law” to remove “the uncertainty surrounding the circumstances in which an investment adviser of an investment company can receive any

[1]	Thomas P. Lemke, Gerald T. Lins and A. Thomas Smith III, Regulation of Investment Companies, § 7.12 (2012).
[2]	Section 15(f)(2)(B) defines an unfair burden to include “any arrangement, during the two-year period after the date on which any such transaction occurs, whereby the investment adviser . . . receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other an bona fide investment advisory or other services.” (citations omitted).
[3]	445 F. 2d 1337 (2d Cir. 1971), cert. dismissed, 409 U.S. 802 (1972).

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February 25, 2013

profit upon the transfer of its business without incurring liability to the company or its shareholders.”4

The legislative history makes clear that Section 15(f) was added to the 1940 Act not as a new substantive requirement imposed upon investment advisers of investment companies, but as a protection available to investment advisers in connection with the sale of an advisory business for profit. In this regard, the Senate report discusses the conditions to “the availability of the protection against liability.” [Emphasis added]. Moreover, in a 2006 no-action letter issued to Citigroup, Inc., the Division of Investment Management recognized that Section 15(f) “establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment adviser to a registered investment company (‘fund’) or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the fund’s advisory contract, provided that two conditions are satisfied.”5

As a non-exclusive safe harbor, Section 15(f) imposes no requirements on an investment adviser. Rather, it provides a means by which an adviser will be deemed to satisfy its fiduciary duty to an investment company in the event that a sale of the adviser’s business results in an assignment of the advisory contract. Professor Frankel observes that, in “such a case, there can be no violation of the section and no liability for which the section can provide a basis.”6 We recognize that at least one court has held that Section 15(f) provides an implied private right of action to fund shareholders for non-compliance with the conditions of Section 15(f).7 If such a right exists, though, the factual preconditions of Section 15(f) must exist before the requirements of Section 15(f) would apply. However, the facts presented by the reorganization of Armstrong into the LKCM Equity Fund (“Reorganization”) simply do not trigger the conditions set forth in Section 15(f).

By its terms, Section 15(f) applies only in the event of a sale of securities or other interest in an adviser “which results in an assignment of the advisory contract” at issue. There is no such assignment taking place as a result of the Reorganization. Rather, Armstrong is simply reorganizing into the LKCM Equity Fund. There will be no assignment of the investment advisory contract between Armstrong and its investment adviser, Portfolios, Inc. (“Portfolios”). Indeed, there will be no ongoing or new investment advisory contract between Portfolios and Armstrong. Rather, the only advisory contract in effect after the Reorganization will be the existing advisory contract between Luther King Capital Management Corporation (“LKCM”) and the LKCM Equity Fund. That contract has been in effect for years and it is not being amended or revised in any manner as a result of the

[4]	S. Rep. No, 94-75, at 318 (1975), reprinted in U.S.C.C.A.N. 179, 249.
[5]	Citigroup, Inc. (pub. avail. July 26, 2006).
[6]	Frankel and Schwing, Regulation of Money Managers: Mutual Funds and Advisers, Section [D], 15(f) (December 2012).
[7]	Meyer v. Oppenheimer Management Corp., 764 F.2d 76, 86-88 (2d. Cir. 1985)

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February 25, 2013

Reorganization. Nor is that existing contract being approved in any manner by the board or shareholders of Armstrong or the LKCM Equity Fund in connection with the Reorganization.

We also note that LKCM is not paying a fee to Portfolios in connection with the Reorganization, other than a Services Agreement fee pursuant to which C.K. Lawson, the sole owner of Portfolios’ parent company, will provide advisory and consulting services to LKCM in connection with the transition of relationships between Armstrong shareholders and the LKCM Funds. As described in the Registration Statement, the Services Agreement provides for LKCM to pay Mr. Lawson compensation for such services in the amount of 0.15% of the net asset value of the shares of the LKCM Equity Fund and other LKCM Funds held by former Armstrong shareholders, on a quarterly basis, for a period of one year after the closing of the Reorganization. Accordingly, the Registrant has concluded that compliance with Section 15(f) is not required and the Registrant is therefore not required to include disclosure regarding the Section 15(f) safe harbor in the Registration Statement.8

Finally, the Registrant notes that currently, it would not be possible for the parties to comply with one of the conditions specified by Section 15(f) because the LKCM Funds will not meet one of the conditions required for reliance on the safe harbor. In particular, after the Reorganization, 67%, rather than 75%, of the LKCM Funds’ Board will be comprised of independent Trustees. However, the Registrant believes its Board’s composition will adequately protect the interests of the Armstrong shareholders. In this regard, the Registrant notes that the independent Trustees will comprise a majority of the Board and, that each Trustee, whether or not independent, owes a fiduciary duty to shareholders that aligns the Trustee’s interests with those of the LKCM Equity Fund. Additionally, the Registrant notes that the Reorganization will provide Armstrong shareholders benefits as further described in the Registration Statement, including, without limitation, a lower expense ratio and very strong long-term performance. Moreover, shareholders of the LKCM Equity Fund will not incur any costs in connection with the Reorganization because LKCM will pay the LKCM Equity Fund’s expenses related thereto.

Combined Proxy Statement and Prospectus

3.	On page 3, under “Expenses Relating to Reorganization,” the Registration Statement states that LKCM has agreed to pay the expenses of the LKCM Equity Fund associated with the Reorganization (other than brokerage and similar expenses incurred by or for the benefit of the LKCM Equity Fund in connection with the Reorganization) and that Armstrong will pay its expenses. Please include an estimate of the Reorganization-related expenses that LKCM and Armstrong are expected to incur and revise the capitalization table to reflect the expenses to be incurred by Armstrong.

[8]	We note that LKCM and Portfolios anticipate that at the end of the second quarter of 2013, which is expected to be at least one month or more subsequent to the closing of the Reorganization, there will be an acquisition of Portfolios by LKCM that relates only to Portfolios’ separately managed account business and which is an independent transaction from the Reorganization.

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February 25, 2013

Response: The Registrant has provided the requested disclosure and revised the capitalization table accordingly.

4.	Page 17, Footnote No. 2 to the Expense Table states that LKCM has contractually agreed to cap all or a portion of its management fee and/or reimburse expenses of the LKCM Equity Fund through April 30, 2013. Please either revise the footnote to disclose the continuation of the expense limitation agreement through April 30, 2014 or remove all references to the expense cap throughout the Registration Statement.

Response: The Registrant has revised the footnote to disclose the effectiveness of the expense limitation agreement through April 30, 2014.

5.	On page 18, the current and the pro forma expenses for the LKCM Equity Fund are the same. Please confirm the expenses reflected in the example.

Response: The Registrant has revised the example to reflect the current and pro forma expenses of the LKCM Equity Fund.

Statement of Additional Information

6.	Include in the SAI a statement to the effect that pro forma financial statements were not required because the net asset value of Armstrong does not exceed 10 percent of the net asset value of LKCM Equity Fund as of a specified date within 30 days prior to the filing of Pre-Effective Amendment No. 2.

Response: The Registrant has included the requested disclosure in Pre-Effective Amendment No. 2.

7.	Include in the Pre-Effective Amendment No. 2 an undertaking to file, by post-effective amendment, a copy of the tax opinion, within a reasonable time after the closing of the Reorganization and include a form of tax opinion as an exhibit to Pre-effective Amendment No. 2.

Response: The Registrant has included the requested undertaking and will file a form of the tax opinion as an exhibit to

Pre-Effective Amendment No. 2.

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February 25, 2013

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Jacob D. Smith

Luther King Capital Management Corporation